Exhibit 1.01

Energizer Holdings, Inc.
Conflict Minerals Report
For the Reporting Period from January 1, 2022 to December 31, 2022

This Conflict Minerals Report for the year ended December 31, 2022 is provided by Energizer Holdings, Inc. (“Energizer”, “Company”, “we”, “us” and “our”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Under the Rule, we are required to make certain disclosures regarding our manufactured products that contain conflict minerals, provided those conflict minerals are necessary to the functionality or production of those products. As defined by the Rule, and for purposes of this report, the conflict minerals are cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten (“Conflict Minerals”; tin, tantalum, tungsten and gold collectively are referred to as “3TG”).

As detailed below, based on our reasonable country of origin inquiry, Energizer has no reason to believe that the 3TG in any of our products is funding armed conflict in the Democratic Republic of Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”). However, it remains challenging for many companies and their suppliers (including us and our suppliers) to gather complete and reliable data. Consequently, we exercised due diligence on the Conflict Minerals’ origin and chain of custody, and we are providing this Conflict Minerals Report to describe our due diligence processes and results.

Company Overview

Energizer Holdings, Inc. (NYSE: ENR), headquartered in St. Louis, Missouri, is one of the world’s largest manufacturers and distributors of primary batteries, portable lights, and auto care appearance, performance, refrigerant, and fragrance products. Our portfolio of globally recognized brands include Energizer®, Armor All®, Eveready®, Rayovac®, STP®, Varta®, A/C Pro®, Refresh Your Car!®, California Scents®, Driven®, Bahama & Co.®, LEXOL®, Eagle One®, Nu Finish®, Scratch Doctor®, and Tuff Stuff®. As a global branded consumer products company, Energizer’s mission is to lead the charge to deliver value to our customers and consumers better than anyone else.

The Company identified Conflict Minerals contained in products: (i) for which Conflict Minerals are necessary to the functionality or production of those products; (ii) that were manufactured by, or contracted to be manufactured for, us; (iii) for which the manufacture was completed during calendar year 2022; and (iv) with respect to Conflict Minerals in such products, for which we were unable to reasonably determine that all of the Conflict Minerals contained therein did not originate in the Covered Countries (or did not come from recycled or scrap sources) (collectively, the “Covered Products”). We believe that Conflict Minerals are present in the following products: round cell alkaline batteries, round cell carbon zinc batteries, lighting, and chargers.

Conflict Minerals Policy

We have adopted a conflict minerals policy which expresses Energizer’s goal to ensure all 3TG used in our products is “DRC conflict-free”. Our policy is publicly available on our website at https://www.energizerholdings.com/company/partners-suppliers/overview. The website and information accessible through it are not incorporated into this document.

Supply Chain

A number of Energizer’s products contain advanced components and compounds manufactured by our suppliers. These suppliers may manufacture the components themselves or source some or all of the production to their suppliers. These suppliers may do the same with lower tier suppliers. We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us - including sources of 3TG that are supplied to them from lower tier suppliers. Contracts with our suppliers are frequently in force for three to five years or more, and we cannot unilaterally impose new contract terms or flow-down requirements. As we enter into new contracts, or our contracts renew, we have sought to include a clause under which our suppliers undertake that no 3TG that originated in the Covered Countries are incorporated in, or necessary to, the functionality or production of any product delivered to us, including in any component manufactured of such product by a third party.

Under the terms of these contracts, it will take a number of years to ensure that all of our supplier contracts contain appropriate clauses. In the meantime, as described below, we are working with our suppliers to obtain 3TG sourcing information.

Due to the size of our supply base, it is not practicable to conduct a survey of all of our suppliers and we determined a reasonable approach was to conduct a survey of the suppliers who provided raw materials for products containing 3TG in relevant product supply chains as well as sourced product suppliers in 2022. We assessed our industry as well as others and concluded that the risk-based approach was consistent with how many peer companies approached the Rule. We also implemented software designed to facilitate and track our supplier surveys.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it was difficult to identify actors upstream from our direct suppliers. As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in our sector and other sectors. Accordingly, we participate in a number of industry-wide initiatives, including the Responsible Minerals Initiative (RMI), an industry-wide initiative supporting upstream actors in the supply chain, through our supply chain data management service provider, Assent Compliance.

Reasonable Country of Origin Inquiry (RCOI) Results

We conducted RCOI surveys as described under “Supply Chain” above. We rely on suppliers, whose components contain 3TG, to disclose the origin of any 3TG used in their manufacturing processes and to identify 3TG processing facilities within their supply chain. Our direct suppliers are similarly reliant upon information provided by lower tier suppliers. We reviewed the responses that we received against criteria developed to determine which required further engagement with our suppliers. The criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. We worked directly with suppliers to provide revised responses.

The large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the 3TG smelters or refiners used or countries of origin for components supplied to Energizer. We were therefore unable to determine whether any of the Conflict Minerals reported by the suppliers were contained in components or parts supplied to us or to validate that any of the 3TG smelters or refiners were actually in our supply chain.

Design of Due Diligence Framework

Our due diligence framework was designed to conform, in material respects, with the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and the related Supplements for 3TG.

Due Diligence Measures Performed

Due diligence measures we performed included, but were not limited to:
– Communicating our policy on conflict minerals to direct suppliers;
– Communicating the commitments and requirements expected of our direct suppliers, supported by, when appropriate, email and phone dialogues;
– Determining whether 3TG smelter and refiner names were included on the Responsible Minerals Initiative’s
Conformant Smelter Report (“CSR”). The CSR is generally understood to contain the names of smelters and the associated risk level of their mineral sourcing; and
– Supporting third party audits of 3TG smelters and refiners through our participation in the RMI by way of our supply chain data management service provider, Assent Compliance.

Due Diligence Results

Through requesting our suppliers to complete the Conflict Minerals Reporting Template (CMRT), we determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain. We identified approximately 34 3TG smelters and refiners included in our suppliers’ supply chains. Nonetheless, most of our supplier responses were provided at a company level. Many suppliers did not provide verifiable smelter or processing information or responded at a company-wide level which did not allow us to conclude that the Conflict Minerals were processed by any one particular facility. Based on the information provided by our suppliers, we could not identify how many of these smelters produced materials specifically used in the Covered Products. Therefore, it is possible that none of the materials from these smelters actually entered our supply chain. The list of 3TG smelters and refiners and the identified countries of origin are included as Appendix A. Accordingly, Energizer believes it is reasonable to conclude that the Covered Products are “DRC conflict undeterminable,” as defined in the Rule.

Steps to be Taken to Mitigate Risk

We intend to take the following steps to improve the due diligence conducted to further mitigate risk that the necessary Conflict Minerals in our Products could benefit armed groups in the DRC or adjoining countries:
– Continue to incorporate a Conflict Minerals flow-down clause in new or renewed supplier contracts;
– Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses;
– Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict; and
– Work with relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

Appendix A - List of 3TG Smelters/Refiners and Identified Countries of Origin

Based on the information that was provided by the Covered Suppliers and otherwise obtained through the due diligence process, the Company believes that, to the extent reasonably determinable by the Company, the facilities that were used to process the Conflict Minerals contained in the Covered Products included the smelters and refiners listed below. We are unable to definitively link the identified 3TG smelters and refiners to only those products and materials in our supply chain; therefore our 3TG smelter and refiner list likely contains more processing facilities than are actually in our supply chain and used to manufacture the Covered Products.

Based on the information obtained pursuant to the due diligence process, the Company does not have sufficient information to conclusively determine the country of origin of all of the Conflict Minerals in the Covered Products. At the same time, we received no information from our Covered Suppliers indicating that the 3TG in our Covered Products directly or indirectly financed or benefited armed groups in the Covered Countries. Also, due to the manner in which our Covered Suppliers disclosed country of origin information, we do not believe that all of the countries named are actually in our supply chain or Covered Products. However, based on the information that has been obtained, the Company has reasonably determined that the Conflict Minerals may have originated from the countries listed in the table below.

Based on the information obtained pursuant to the due diligence process, the Company believes there is a risk that the Covered Products may contain Conflict Minerals from the Covered Countries. The Company’s due diligence into the supply chain was unable to determine whether any of the Covered Products did or did not contain any Conflict Minerals from any Covered Country, as defined in the Rule.

Mineral	Smelter Name	Smelter Facility Location
Gold	Metallix Refining Inc.	United States Of America
Gold	Metalor USA Refining Corporation	United States Of America
Gold	Royal Canadian Mint	Canada
Gold	CCR Refinery - Glencore Canada Corporation	Canada
Gold	Asahi Refining Canada Ltd.	Canada
Gold	Kennecott Utah Copper LLC	United States Of America
Gold	Metalor Technologies (Suzhou) Ltd.	China
Gold	Metalor Technologies (Hong Kong) Ltd.	China
Gold	Metalor Technologies (Singapore) Pte., Ltd.	Singapore
Gold	Metalor Technologies S.A.	Switzerland
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.	Mexico
Gold	United Precious Metal Refining, Inc.	United States Of America
Tin	Mineracao Taboca S.A.	Brazil
Tin	Minsur	Peru
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China
Tin	PT Aries Kencana Sejahtera	Indonesia
Tin	EM Vinto	Bolivia (Plurinational State Of)
Tin	Malaysia Smelting Corporation (MSC)	Malaysia
Tin	Operaciones Metalurgicas S.A.	Bolivia (Plurinational State Of)
Tin	PT Refined Bangka Tin	Indonesia
Tin	PT Timah Tbk Kundur	Indonesia
Tin	PT Timah Tbk Mentok	Indonesia
Tin	Thaisarco	Thailand
Tin	White Solder Metalurgia e Mineracao Ltda.	Brazil
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	China
Tin	Aurubis Beerse	Belgium
Tin	PT Bangka Serumpun	Indonesia
Tin	Tin Technology & Refining	United States Of America
Tin	PT Tinindo Inter Nusa	Indonesia
Tin	China Tin Group Co., Ltd.	China
Tin	Aurubis Berango	Spain
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China
Tin	PT Mitra Stania Prima	Indonesia
Tungsten	Global Tungsten & Powders LLC	United States Of America